Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Incorporating Material By Reference

Certain information in this business acquisition report is incorporated by reference herein from the joint management information circular of Mountain Province Diamonds Inc. ("Mountain Province") and Kennady Diamonds Inc. ("Kennady") dated March 5, 2018 (the "Circular"). The Circular may be accessed on SEDAR at www.sedar.com under Mountain Province's profile.

1.	Identity of Company

1.1	Name and Address of Company

Mountain Province Diamonds Inc.
161 Bay Street

Suite 1410, PO Box 216
Toronto, Ontario

M5J 2S1

1.2	Executive Officer

For further information, please contact:

David Whittle

Interim President and Chief Executive Officer

Phone: 416 361-3562

E-mail: d.whittle@mountainprovince.com

2.	Details of Acquisition

2.1	Nature of Business Acquired

On April 13, 2018, Mountain Province and Kennady completed their previously-announced arrangement (the "Arrangement") pursuant to which, among other things, Mountain Province acquired all of the issued and outstanding shares of Kennady (the "Kennady Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario).

Shareholders of Mountain Province and Kennady approved the Arrangement on April 9, 2018 and the Ontario Superior Court of Justice (Commercial List) issued a final order approving the Arrangement on April 11, 2018.

Disclosure regarding the business of Kennady can be found in Schedule "K" – Information Concerning Kennady of the Circular beginning at Page K-1.

2.2	Date of Acquisition

April 13, 2018

2.3	Consideration

Under the terms of the Arrangement, each former holder of Kennady Shares (other than Mountain Province) was entitled to receive, in exchange for each Kennady Share held immediately prior to the effective time of the Arrangement, 0.975 of a common share of Mountain Province ("Mountain Province Shares").

An aggregate of 49,737,307 Mountain Province Shares were issued to former holders of Kennady Shares (other than Mountain Province) under the Arrangement. The Mountain Province Shares comprising the Arrangement consideration were issued from treasury.

2.4	Effect on Financial Position

Disclosure regarding the pro forma combined company resulting from the Arrangement can be found in Schedule "N" – Information Concerning the Combined Company of the Circular beginning at Page N-1.

The effect of the acquisition on the financial position of Mountain Province is outlined in the unaudited pro forma consolidated financial statements referred to in Item 3 below, which shows the effect of the acquisition on the results of operations and the financial position of Mountain Province.

2.5	Prior Valuations

No valuation opinion was obtained by Mountain Province or Kennady within the last 12 months.

2.6	Parties to Transaction

The Arrangement was not with an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Mountain Province.

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Arrangement constituted a "related party transaction" for Mountain Province, as (i) Kennady was a "related party" (as defined in MI 61-101) of Mountain Province by virtue of Mr. Dermot Fachtna Desmond being a "control person" (as defined in section 1(1) of the Securities Act (Ontario)) of Mountain Province and Kennady, and (ii) the Arrangement resulted in Mountain Province acquiring Kennady through an "arrangement". Mountain Province obtained "minority approval" of the Arrangement under MI 61-101 on April 9, 2018. See "Securities Laws Matters – Canadian Securities Laws – Multilateral Instrument 61- 101" beginning at Page 80 of the Circular for further information with respect to the application of MI 61-101 to the Arrangement.

2.7	Date of Report

May 4, 2018

3.	Financial Statements and Other Information

3.1	Financial Statements

The following financial statements are attached and included as part of this business acquisition report:

a)	audited annual financial statements of Kennady as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon attached as Schedule "A"; and

b)	unaudited pro forma consolidated financial statements of Mountain Province as at and for the year ended December 31, 2017, together with the notes thereto attached as Schedule "B".

The following financial statements are incorporated by reference herein and included as part of this business acquisition report:

a)	unaudited condensed interim financial statements of Kennady for the three and nine months ended September 30, 2017; and

b)	unaudited pro forma consolidated financial statements of Mountain Province as at and for the nine months ended September 30, 2017 and for the year ended December 31, 2016.

The foregoing unaudited condensed interim financial statements of Kennady and unaudited pro forma consolidated financial statements of Mountain Province can be found in Schedule "L" – Financial Statements of Kennady of the Circular beginning at Page L-30 and in Schedule "O" – Unaudited Pro Forma Condensed Consolidated Financial Statements of Mountain Province of the Circular beginning at Page O-2, respectively. The Circular may be accessed on SEDAR at www.sedar.com under Mountain Province's profile.

The auditors of Kennady have not given their consent to include their audit report in this business acquisition report.

Cautionary Statement Regarding Forward-Looking Statements

This business acquisition report contains or incorporates by reference certain forward-looking statements and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "attempt", "believe", "expect", "estimate", "ensure", "plans", "focus", "strategy", "strive", "plan", "may", "intend", "indicate", "potential" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements represent Mountain Province's internal projections, estimates, expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although Mountain Province believes that the expectations reflected in the forward-looking statements are reasonable, no assurances can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Many factors could cause Mountain Province's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Mountain Province. Any forward-looking statements contained herein are made as of the date hereof and Mountain Province assumes no responsibility to update them or revise them to reflect new events or circumstances, except as required by law. The information contained in the Circular on pages 101 to 111 under the heading "Risk Factors" should be read carefully in conjunction with this business acquisition report.

SCHEDULE "A"

AUDITED ANNUAL FINANCIAL STATEMENTS OF KENNADY AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

See attached.

A-1

Financial Statements

(Expressed in Canadian Dollars)

KENNADY DIAMONDS INC.

For the years ended December 31, 2017 and 2016

A-2

KENNADY DIAMONDS INC.

A-3

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Directors of Kennady Diamonds Inc.

We have audited the accompanying financial statements of Kennady Diamonds Inc. (the “Company”), which comprise the statements of financial position as at December 31, 2017 and December 31, 2016, the statements of comprehensive loss, equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kennady Diamonds Inc. as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Professional Accountants, Licensed Public Accountants

April 25, 2018
Toronto, Canada

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KENNADY DIAMONDS INC.

Statements of Financial Position

In Canadian dollars

	Notes	December 31, 2017	December 31, 2016

ASSETS
Current assets
Cash	4	$927,901	$8,286,064
Amounts receivable	4	85,891	322,383
Prepaid expenses	5	33,058	46,910
		1,046,850	8,655,357

Reclamation deposit	6	250,000	295,000
Equipment	7	1,657,305	1,670,305
Mineral properties	8	603,305	603,305

Total assets		$3,557,460	$11,223,967

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	4	848,233	839,893
Deferred premium on flow-through shares	9, 11(ii)	700,550	-
		1,548,783	839,893

Decommissioning and restoration liability	10	172,097	170,663

Shareholders' equity:
Share capital	11	107,545,837	96,009,406
Share-based payments reserve	11	4,788,244	4,842,489
Deficit		(110,497,501)	(90,638,484)
Total shareholders' equity		1,836,580	10,213,411

Total liabilities and shareholders' equity		$3,557,460	$11,223,967

Subsequent events	17

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC.

Statements of Comprehensive Loss

In Canadian dollars

	Notes	Year ended December 31, 2017	Year ended December 31, 2016
Expenses
Exploration and evaluation expenses	13	$(18,607,717)	$(31,806,615)
Management fees	12	(90,000)	(90,000)
Share-based payment expense	12	(798,747)	(1,357,290)
Professional fees		(158,913)	(75,977)
Promotion and investor relations		(101,440)	(81,520)
Director fees		(149,122)	(72,042)
Transfer agent & regulatory fees		(104,376)	(87,308)
Consulting fees and payroll		(780,477)	(953,055)
Office expenses		(68,510)	(76,941)
Travel expenses		(56,338)	(71,458)
Depreciation	7	(13,000)	(13,000)
Total expenses		(20,928,640)	(34,685,206)

Accretion expense on decommissioning and restoration liability	10	(1,434)	(1,213)
Interest income		33,146	185,397
Other income - flow through shares	9	1,037,911	335,748

Net loss and comprehensive loss for the year		$(19,859,017)	$(34,165,274)

Basic and diluted loss per share	11 (iii)	$(0.40)	$(0.73)

Weighted average number of shares outstanding		49,560,322	47,069,893

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC.

Statements of Equity

In Canadian dollars

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, January 1, 2016		46,906,970	$95,269,951	$3,806,954	$(56,473,210)	$42,603,695
Net loss for the year		-	-	-	(34,165,274)	(34,165,274)
Issuance of common shares - exercise of options	11 (iv)	275,000	417,700	-	-	417,700
Fair value of options exercised from share-based payments reserve		-	321,755	(321,755)	-	-
Share-based payment expense		-	-	1,357,290	-	1,357,290
Balance, December 31, 2016		47,181,970	$96,009,406	$4,842,489	$(90,638,484)	$10,213,411
Net loss for the year		-	-	-	(19,859,017)	(19,859,017)
Issuance of common shares - exercise of options	11 (iv)	490,000	775,300	-	-	775,300
Fair value of options exercised from share-based payments reserve		-	596,210	(596,210)	-	-
Issuance of common shares - private placement	11 (ii)	3,168,296	10,296,962	-	-	10,296,962
Share issue costs		-	(388,823)	-	-	(388,823)
Issuance of common shares - exercise of vested RSUs	11 (iv)	72,333	256,782	(256,782)	-	-
Share-based payment expense		-	-	798,747	-	798,747
Balance, December 31, 2017		50,912,599	$107,545,837	$4,788,244	$(110,497,501)	$1,836,580

The notes to the financial statements are an integral part of these statements.

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KENNADY DIAMONDS INC.

Statements of Cash Flows

In Canadian dollars

	Notes	Year ended December 31, 2017	Year ended December 31, 2016
Cash provided by (used in): Operating activities:
Net loss for the year		$(19,859,017)	$(34,165,274)
Adjustments:
Accretion expense on decomminissioning and restoration liability		1,434	1,213
Depreciation		13,000	13,000
Interest income		(33,146)	(185,397)
Other income - flow-through premium		(1,037,911)	(335,748)
Share-based payment expense		798,747	1,357,290
Changes in non-cash operating working capital:
Amounts receivable		236,492	211,070
Prepaid expenses		13,852	182,015
Accounts payable and accrued liabilities		8,340	(264,007)
		(19,858,209)	(33,185,838)
Investing activities:
Interest income		33,146	185,397
Reclamation deposit refund		45,000	-
Mineral properties		-	(200,000)
		78,146	(14,603)
Financing activities:
Proceeds from option exercises	11(iv)	775,300	417,700
Issuance of shares, net of share issue costs	11(ii)	11,646,600	-
		12,421,900	417,700

Decrease in cash		(7,358,163)	(32,782,741)
Cash, beginning of year		8,286,064	41,068,805
Cash, end of year		$927,901	$8,286,064

The notes to the financial statements are an integral part of these statements.

A-9

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

1.	NATURE OF OPERATIONS

Kennady Diamonds Inc. was incorporated on February 27, 2012 under the Ontario Business Corporation Act.

The address of the Company’s registered office and its principal place of business is 1145 Midland Avenue, Suite 9, Scarborough, ON, Canada, M1K 4H2. The Company’s shares are listed on the TSX Venture Exchange under the symbol ‘KDI’.

Kennady Diamonds is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories. The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below were consistently applied to the comparative period presented.

(i)	Basis of preparation

These financial statements have been prepared on a historical cost basis except for cash which has been measured at fair value.

The significant accounting policies adopted in the preparation of these financial statements are set out below.

(ii)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed by reference to the principal outstanding and at the effective interest rate.

(iii)	Mineral properties and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine technical feasibility and commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources, and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that technical feasibility and commercial viability are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized. Capitalized acquisition costs included in Mineral Properties are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. Determination of technical feasibility and commercial viability require management’s judgment and include assessment of legal, environmental, social and governmental factors.

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KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The Company recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value or relative fair value if applicable. Capitalized E&E consists of:

•	acquired interest in exploration properties;
•	amounts paid for acquired rights associated with exploration properties; and
•	changes in decommissioning and restoration amounts capitalized during the period.

(iv)	Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as future cost of dismantling and removing the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property and equipment, which are accounted for separately.

Equipment are amortized over their useful lives. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Earthmoving equipment is amortized on a straight line basis over its estimated useful life of ten years. Assets under construction are not amortized.

(v)	Provisions

A provision is recognized in the statements of financial position when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free interest rate. The increase in the provision due to passage of time is recognized as accretion expense.

The Company’s decommissioning and restoration liability arose from its obligations to undertake site reclamation and remediation in connection with its mineral properties. The estimated costs of reclamation are based management’s best estimates of costs expected to reclaim this land in future periods. Future changes to any regulations and standards, as well as changes resulting from operations may result in actual reclamation costs differing from the estimate.

(vi)	Financial instruments

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•	Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statements of Comprehensive Loss.

•	Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as other comprehensive income (“OCI”) in the Statements of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statements of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

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KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Amounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

The Company’s cash consists of balances with banks.

The fair values of the Company's amounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

(vii)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow- through shares. A deferred premium liability is recognized for this difference. The Company renounces the deductions for tax purposes related to the eligible exploration and evaluation expenditures on the date the flow-through shares are issued. The premium liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction for which no deferred tax asset is recognized, the Company recognizes the deferred tax benefit of such amounts to offset the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

(viii)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statements of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

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KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

(ix)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the period.

Diluted loss or earnings per share is calculated using the denominator of the basic loss or earnings calculation described above adjusted to include the potentially dilutive effect of outstanding stock options.

(x)	Restricted and deferred share unit plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. RSU’s and DSU’s vest according to the terms set out in the award agreement.

Both the RSU and DSU plans are equity settled. Equity-settled transactions are measured by reference to the fair value at the grant date. The fair value determined at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

(xi)	Income taxes and deferred taxes

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(xii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Transactions (“IFRS 2”). The amendments to IFRS 2 are effective for periods beginning on or after January 1, 2018 and are to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management has determined there will be no material impact of the amendments to IFRS 2 on the financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has determined there will be no material impact on the effect of adopting IFRS 9 on the financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on- balance sheet. The new standard is effective for annuals beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The Company will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis. The Company has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the financial statements.

A-14

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the financial statements.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These audited financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at December 31, 2017 and December 31, 2016, no indicators of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Impairment analysis – Mineral Properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the statement of financial position for Mineral Properties represents the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of the recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

b)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

A-15

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

c)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

4.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets are measured at fair value and are summarized in the following table:

	December 31, 2017
	Level 1	Level 2	Level 3
Cash	$927,901	$-	$-

	December 31, 2016
	Level 1	Level 2	Level 3
Cash	$8,286,064	$-	$-

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

A-16

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The carrying amounts by classification are:

	December 31, 2017	December 31, 2016
Financial assets

Fair value through profit or loss
Cash	$927,901	$8,286,064

Loans and receivables
Amounts receivable	85,891	322,383

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	848,233	839,893

The Company’s interest income on its bank balances carried at fair value is presented on the Statements of Comprehensive Loss in the interest line.

Financial instruments risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

At December 31, 2017 and 2016, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of $85,891 (December 31, 2016 - $322,383).

The Company’s current policy is to hold excess cash in high interest bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12-month period. There are no operating lease commitments.

A-17

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

Market risk

Market risk primarily relates to the risk of loss that results from change in commodity prices, foreign exchange and interest rates. The Company does not have commodity price risk or foreign exchange risk. The Company has no significant exposure at December 31, 2017 to interest rate risk through its financial instruments. The Company has no interest-bearing debt.

5.	PREPAID EXPENSES

	December 31, 2017	December 31, 2016
Prepaid expenses	$33,058	$45,420
Prepaid deposits	-	1,490
	$33,058	$46,910

6.	RECLAMATION DEPOSIT

At December 31, 2017, the Company had provided a total reclamation deposit of $250,000 (2016 – $295,000) to the Mackenzie Valley Land and Water Board for its mining project to secure clean-up costs if the project is abandoned or closed (Note 10).

7.	EQUIPMENT

The Company’s equipment as at December 31, 2017 and 2016 is as follows:

	Earthmoving equipment	Assets under construction*	Total
Cost
At January 1, 2016	$130,000	$1,564,138	$1,694,138
Additions	-	-	-
At December 31, 2016	130,000	1,564,138	1,694,138
Additions	-	-	-
At December 31, 2017	$130,000	$1,564,138	$1,694,138

Accumulated depreciation
At January 1, 2016	$(10,833)	$-	$(10,833)
Depreciation	(13,000)	-	(13,000)
At December 31, 2016	(23,833)	-	(23,833)
Depreciation	(13,000)	-	(13,000)
At December 31, 2017	$(36,833)	$-	$(36,833)

Carrying amounts At December 31, 2016	$106,167	$1,564,138	$1,670,305
At December 31, 2017	$93,167	$1,564,138	$1,657,305

*Assets under construction represents an exploration camp that is currently in storage and not in use.

8.	MINERAL PROPERTIES

Mineral properties represent the Company’s claim to the Kennady North Project.

A-18

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The continuity of the Mineral Properties is as follows:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$603,305	$481,423
Acquired mineral rights and claims	-	200,000
Change in expected decommissioning and restoration liability	-	(78,118)
Balance, end of year	$603,305	$603,305

During the year ended December 31, 2016, the Company acquired six mining leases from GGL Resources Corp (“GGL”). In consideration for the purchase, the Company paid to GGL a cash sum of $200,000 and GGL retained a 0.75% royalty interest (the "Royalty") on all mineral products produced from the property. The Company has the right at any time prior to commencement of production from the property to purchase one-third (1/3) of the Royalty, being 0.25%, for the sum of $1,000,000.

9.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

The premium paid for flow-through shares in excess of the fair value of common shares is initially recognized as a liability. The liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$-	$335,748
Deferred premium liability recognized on flow-through issuances	1,738,461	-
Income recognized based on corresponding eligible expenditures	(1,037,911)	(335,748)
Balance, end of year	$700,550	$-

10.	DECOMMISSIONING AND RESTORATION LIABILITY

The decommissioning and restoration liability refers to projected costs to remove the camp and all of the equipment from the Company’s exploration site in the Northwest Territories.

The decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Expected undiscounted cash flows	$175,000	$175,000
Discount rate	0.84%	0.84%
Periods	2019	2019

A-19

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The continuity of the decommissioning and restoration liability at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$170,663	$247,568
Change in estimate of discounted cash flows for the period	-	(78,118)
Accretion recorded in the year	1,434	1,213
Balance, end of the year	$172,097	$170,663

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value. Each common share entitles the holder to one shareholder vote.

There is no other class of shares in the Company.

ii.	Share capital

The number of shares issued and fully paid as at December 31, 2017 is 50,912,599.

On May 17, 2017, the Company closed a non-brokered private placement of flow-through common shares and non-flow- through common shares, at the price of $4.38 and $3.25 per share, respectively. The Company issued 1,538,461 flow- through common shares for gross proceeds of $6,738,459, and 1,629,835 non-flow-through common shares for gross proceeds of $5,296,964 as a result of the non-brokered private placement. An amount of $1,738,461 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares, and was initially recognized as a liability. Share issuance costs of $388,823 were incurred in connection with the private placement. The shares were subject to a four month hold period, which expired on September 18, 2017.

iii.	Loss per share

The following table sets forth the computation of basic and diluted loss or earnings per share:

	Year ended December 31, 2017	Year ended December 31, 2016
Numerator
Net loss for the year	$(19,859,017)	$(34,165,274)

Denominator
For basic - weighted average number of shares outstanding	49,560,322	47,069,893
Effect of dilutive securities	-	-
For diluted - adjusted weighted average number of shares outstanding	49,560,322	47,069,893

Loss Per Share
Basic	$(0.40)	$(0.73)
Diluted	(0.40)	(0.73)

The calculation for the weighted average number of shares outstanding is based on the number of shares outstanding on a daily basis in the year ended December 31, 2017 and 2016. Shares issuable on exercise of stock options totaling 1,110,000 on December 31, 2017 (2016 – 2,100,000) and 152,666 RSUs (2016 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

A-20

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

iv.	Stock options, restricted share units and share-based payments reserve

The Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share unit’s and other share based payments as identified in the Plan, which includes provisions limiting the issuance of options and other share based payments to qualified persons and employees of the Company to maximums identified in the Plan.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2017 and 2016:

	December 31, 2017
		Weighted average
	Number of options	exercise price
Balance at beginning of year	2,100,000	$2.99
Forfeited during the year	(500,000)	3.76
Exercised during the year	(490,000)	1.58
Balance at end of the year	1,110,000	$3.27
Options exercisable at the end of the year	1,110,000

	December 31, 2016
	Number of options	Weighted average exercise price
Balance at beginning of year	1,785,000	$2.76
Granted during the year	590,000	3.01
Exercised during the year	(275,000)	1.52
Balance at end of the year	2,100,000	$2.99
Options exercisable at the end of the year	2,100,000

No stock options were granted in the year ended December 31, 2017. The fair value of the 590,000 stock options granted for the year ended December 31, 2016 has been estimated on the date of grant using the Black-Scholes option pricing model, using the assumptions below, and total $1,357,290. The stock options granted in the year ended December 31, 2016 vested immediately, except for the 200,000 granted on April 5, 2016 which vested 50% on May 1, 2016 and the remainder on November 1, 2016.

December 31, 2016
Exercise price	$2.80 - $3.30
Expected volatility*	72.76%
Expected option life	10 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	1.16% - 1.40%

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2017 and 2016.

A-21

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

At December 31, 2017
Expiry Date	Black-Scholes Value	Number of Options	Exercise Price
November 6, 2022	$97,900	100,000	$1.27
March 17, 2023	23,775	25,000	1.23
February 13, 2024	319,600	100,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	928,955	335,000	3.61
December 31, 2025	230,100	100,000	3.00
January 12, 2026	139,815	65,000	2.81
February 28, 2026	181,985	85,000	2.80
April 5, 2026	504,400	200,000	3.30
	$2,796,330	1,110,000	$3.27

At December 31, 2016
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
November 6, 2022	$455,235	465,000	$1.27
March 17, 2023	47,549	50,000	1.23
February 13, 2024	799,000	250,000	4.10
March 9, 2024	369,800	100,000	4.74
March 12, 2025	1,899,505	685,000	3.61
December 31, 2025	230,100	100,000	3.00
January 12, 2026	354,915	165,000	2.81
February 28, 2026	181,985	85,000	2.80
April 5, 2026	504,400	200,000	3.30
	$4,842,489	2,100,000	$2.99

The weighted average remaining contractual life of the options outstanding at December 31, 2017 is 7.15 years (December 31, 2016 – 7.7 years).

During the year ended December 31, 2017, 490,000 (2016 – 275,000) stock options were exercised for proceeds of $775,300 (2016 - $417,700). The market price, on the dates of exercise, of stock options exercised during the year ended December 31, 2017 were $1,844,250 (2016 - $1,053,650). During the year ended December 31, 2017, 500,000 (2016 - $Nil) stock options were forfeited.

The Restricted Share Units and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Kennady Diamonds Inc.’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the 2016 RSU and DSU plan, RSU’s vests according to the terms set out in the award agreement. Vesting under the RSU and DSU plan is subject to special rules for death and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors, however in the event of a change in control the awards will be settled in cash.

A-22

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The following table shows the RSU awards which have been granted and settled during the period:

RSU	Number of units	Weighted average value
Balance at beginning of year	-	$-
Awards and payouts during the year:
RSUs awarded	224,999	3.55
RSUs vested and common shares issued	(72,333)	3.55
Balance, December 31, 2017	152,666	$3.55

The RSU’s granted vested 50% on February 6, 2017 and 50% on August 6, 2017. The fair value of each RSU issued is determined at the closing share price on the grant date.

During the year ended December 31, 2017, no DSU awards have been granted.

12.	RELATED PARTIES

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company’s related parties include its key management, the Company’s directors, and their close family members. At February 1, 2017, the Company ceased to have any common key management with Mountain Province and any fees from February 1, 2017 paid to Mountain Province are for reimbursable expenses. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond. MCC Geoscience Inc. (“MCC”) is also a related party since it is controlled by a member of the Board of Directors.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, and Mountain Province which includes the monthly management fee charged by Mountain Province for the reimbursement of expenses incurred on the Company’s behalf by Mountain Province. The transactions with key management personnel are in the nature of remuneration which are paid directly by the Company and are not included in the monthly management fee charged by Mountain Province. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company. The transactions with MCC are for consulting fees and reimbursements of travel expenses.

The balances as at December 31, 2017 and 2016 were as follows:

	December 31, 2017	December 31, 2016
Payable to key management personnel and directors	$332,570	$406
Payable to International Investment and Underwriting	16,024	22,832
Payable to MCC Geoscience Inc.	-	9,056

A-23

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

The transactions for the year ended December 31, 2017 and 2016 were as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
The total of the transactions:
Management fee and reimburseable expenses charged by Mountain Province	$90,000	$90,000
International Investment and Underwriting	16,024	22,832
Consulting fees charged by MCC Geoscience Inc.	40,872	31,100
Remuneration of key management personnel	1,502,811	1,932,207

The remuneration expense of key management personnel for the year ended December 31, 2017 and 2016 were as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Consulting fees, director fees, payroll and other short-term benefits	$808,838	$791,339
Share-based payment expense	709,997	1,163,700
	$1,518,835	$1,955,039

13.	EXPLORATION AND EVALUATION EXPENSES

	Year ended December 31, 2017	Year ended December 31, 2016
Lease payments	$36,564	$28,423
Aircraft support	683,848	2,379,866
Fuel	775,772	1,406,832
Geophysics	545,315	605,597
Drilling support	115,055	120,623
Exploration personnel and program support	2,455,883	4,177,077
Camp maintenance, supplies, mobilization, general costs	2,500,905	4,236,642
Site & logistical support	3,674,587	5,767,738
Environmental	109,744	115,933
Professional geological services	436,632	895,178
Drilling	6,253,948	9,270,993
Technical consultant	111,844	196,225
Laboratory analysis	708,766	1,816,974
Diamond valuation	118,802	191,048
Permitting	42,945	149,135
Preliminary economic assessment	37,107	448,331
	$18,607,717	$31,806,615

A-24

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

14.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2016 – 26.5%):

	December 31, 2017	December 31, 2016

Loss before income taxes	$(19,859,017)	$(34,165,274)
	26.5%	26.5%
Tax recovery calculated using statutory rates	(5,262,640)	(9,053,798)
Expenses not deductible	1,005,517	736,620
Change in tax benefits not recognized	4,257,122	8,317,178
Income tax expenses (recovery)	$-	$-

Components of deferred tax

The components of the deferred tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Property and equipment	$(60,408)	$-
Mineral properties	60,408	-
Net	$-	$-

Unrecognized deferred tax assets

Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2017	December 31, 2016
Property and equipment	$-	$629,393
Mineral properties	80,248,949	65,695,947
Decommissionning and restoration liability	172,097	170,663
Loss carryforwards	5,986,713	4,808,877
Share issuance costs	516,014	415,708
Investment tax credits	429,007	429,007

A-25

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

Income tax attributes

As at December 31, 2017, the Company had the following non-capital losses available for carry forward and certain other tax attributes as follows:

	Amounts	Expiry Date
Non-capital losses	$5,986,713	2032-2037
Investment tax credits	429,007	2032-2037
Tax basis of mineral properties	80,476,904	indefinite
Tax basis of property and equipment	1,429,350	indefinite
Share issuance costs	516,014	indefinite

15.	CAPITAL MANAGEMENT

The capital of Kennady Diamonds consists of its shareholders’ equity. The Company’s objectives when managing capital are to safeguard Kennady Diamonds’ ability to continue to pursue the exploration and evaluation of its mineral properties and to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the exploration of its mineral properties. The Company’s main property, Kennady North, is in the exploration stage, and as such the Company is dependent on external equity financing to fund its activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital consists of:

	December 31, 2017	December 31, 2016
Share capital	$107,545,837	$96,009,406
Share-based payments reserve	4,788,244	4,842,489
Deficit	(110,497,501)	(90,638,484)
	$1,836,580	$10,213,411

In order to carry out the planned management of the Company’s properties and to pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

16.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

17.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2017, 25,000 stock options expired, and 100,000 stock options were exercised.

A-26

KENNADY DIAMONDS INC.
Notes to Financial Statements
For the Years Ended December 31, 2017 and 2016
In Canadian Dollars

Subsequent to the year ended December 31, 2017, the Company announced a definitive arrangement agreement pursuant to which the Company will have all of its issued and outstanding shares, by way of a court-approved plan of arrangement (the “Transaction”), acquired by Mountain Province Diamonds Inc. Under the terms of the Transaction, Kennady shareholders will receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady, representing the equivalent of $3.46 per Kennady Share, based on the closing price of Mountain Province Shares on the TSX on January 26, 2018.

In connection with the Transaction, Mountain Province provided financing to the Company of C$7.5 million via an equity private placement (the “Private Placement”) at C$2.50 per share in multiple tranches designed to coincide with Kennady’s budget for the current work program. The completion of the Private Placement was not conditional upon the closing of the Transaction.

On April 9, 2018, approval of the transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for their proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the transaction was closed.

A-27

SCHEDULE "B"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF MOUNTAIN
PROVINCE AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2017

See attached.

B-1

Pro Forma Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

As at and for the Year Ended December 31, 2017
(Unaudited)

B-2

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

As at December 31, 2017	Mountain Province Diamonds Inc.	Kennady Diamonds Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated
ASSETS
Current assets
Cash	$43,129	$928	$-		$40,226
			(3,831)	5(e)
Amounts receivable	2,679	86	-		2,765
Prepaid expenses and other	3,464	33	-		3,497
Inventories	82,173	-	-		82,173
	131,445	1,047	(3,831)		128,661
Reclamation deposit	-	250	-		250
Derivative assets	963	-	-		963
Mineral properties	-	603	159,623	5(a)	160,226
Property, plant and equipment	662,658	1,657	-		664,315

Total assets	$795,066	$3,557	$155,792		$954,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$34,615	$848	$3,942	5(d)	$39,405
Deferred premium on flow-through shares	-	701	-		701
	34,615	1,549	3,942		40,106

Secured notes payable	396,509	-	-		396,509
Decommissioning and restoration liability	29,200	172	-		29,372

Shareholders' equity:
Share capital	475,624	107,546	(107,546)	5(c)	629,310
			153,686	5(b)
Share-based payments reserve	5,549	4,788	(4,788)	5(c)	5,549
Deficit	(146,431)	(110,498)	110,498	5(c)	(146,431)
Total shareholders' equity	334,742	1,836	151,850		488,428

Total liabilities and shareholders' equity	$795,066	$3,557	$155,792		$954,415

The accompanying notes are an integral part of these pro forma financial statements.

B-3

MOUNTAIN PROVINCE DIAMONDS INC.

Pro Forma Consolidated Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

For the year ended December 31, 2017	Mountain Province Diamonds Inc.	Kennady Diamonds Inc.	Pro Forma Adjustments	Notes	Pro Forma Consolidated

Sales	$170,108	$-	$-		$170,108
Cost of sales:
Production costs	64,420	-	-		64,420
Cost of acquired diamonds	8,940	-	-		8,940
Depreciation and depletion	44,615	-	-		44,615
Earnings from mine operations	52,133	-	-		52,133
Exploration and evaluation expenses	472	18,608	-		19,080
Selling, general and administrative expenses	15,593	2,231	-		17,824

Operating income (loss)	36,068	(20,839)	-		15,229
Net finance income (expenses)	(52,219)	32	-		(52,187)
Derivative gains	3,178	-	-		3,178
Foreign exchange gains (losses)	30,035	-	-		30,035
Other expenses	-	(90)	90	5(f)	-
Other income	90	1,038	(90)	5(f)	1,038

Net income (loss) and comprehensive income (loss) for the period	$17,152	$(19,859)	$-		$(2,707)

Basic weighted average number of common shares outstanding (000's)	160,190	-	49,737	5(b)	209,927
Diluted weighted average number of common shares outstanding (000's)	161,024	-	49,737	5(b)	210,761

Basic income (loss) per common share	$0.11				$(0.01)
Diluted income (loss) per common share	$0.11				$(0.01)

The accompanying notes are an integral part of these pro forma financial statements.

B-4

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Year Ended December 31, 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

1.	DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in the business acquisition report of Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) in connection with its acquisition of Kennady Diamonds Inc. (“Kennady”) on April 13, 2018 by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Transaction”). A joint management information circular of Mountain Province and Kennady dated March 5, 2018 (the “Information Circular”) was prepared in connection with the Transaction.

Under the terms of the Transaction, shareholders of Kennady (other than Mountain Province) became entitled to receive 0.975 of one common share of Mountain Province (the “Exchange Ratio”) in exchange for each Kennady common share held immediately prior to the effective time of the Transaction. These pro forma financial statements use the closing price of Mountain Province common shares on the Toronto Stock Exchange on April 13, 2018 (being $3.09 per share) to calculate the consideration paid to Kennady shareholders.

2.	BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of comprehensive income (loss) for the year ended December 31, 2017 give effect to the Transaction as if it had occurred on January 1, 2017. The unaudited pro forma consolidated balance sheet as at December 31, 2017 gives effect to the Transaction as if it had occurred on December 31, 2017.

The pro forma consolidated financial statements have been prepared by management of Mountain Province to give effect to the transaction described in note 1 and have been compiled from and include:

a)	An unaudited pro forma consolidated balance sheet as at December 31, 2017 combining the audited balance sheet of Mountain Province as at December 31, 2017 with the audited balance sheet of Kennady as at December 31, 2017;
b)	An unaudited pro forma consolidated statement of comprehensive income (loss) for the year ended December 31, 2017 combining the audited results of operations of Mountain Province for the year ended December 31, 2017 with the audited results of operations of Kennady for the year ended December 31, 2017.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transaction in the Information Circular and with the historical financial statements and notes included therein. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the applicable issuer profile of Mountain Province or Kennady, as the case may be, or on Mountain Province’s website.

Certain reclassifications have been made to the historical financial statements of Kennady in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Mountain Province, and to align the accounting policies of Kennady to those applied by Mountain Province.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the income statement, certain expenses are a one-time cost and others are expected to have a continuing impact on the consolidated results.

B-5

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Year Ended December 31, 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The Transaction is considered to be an asset acquisition whereby the purchase price is allocated to the assets acquired and liabilities assumed on a relative fair value basis and the Company’s acquisition costs are considered as part of the purchase price. This method utilizes fair value estimates and assumptions as at the acquisition date. The preliminary purchase price allocation estimates used may be materially different than the values reported as at the closing date of the Transaction.

The unaudited pro forma consolidated financial statements have been presented for informational purposes only. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the Company’s financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect the additional savings or costs that may result from the Transaction and no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Company as at and for the year ended December 31, 2017, prepared in accordance with IFRS.

4.	PURCHASE PRICE ALLOCATION

The Company has assumed a preliminary purchase price of $157,517 to acquire the assets and liabilities of Kennady. This price is the product of the 50,912,599 Kennady common shares outstanding as at December 31, 2017 and the equity issuance Exchange Ratio of 0.975 Company shares per Kennady shares and an assumed share price of $3.09 (see note 1) and calculated as follows:

Kennady's shares outstanding (000's)	50,913
Exchange ratio	0.975
Company shares issued (000's)	49,737
Company share price	3.09
Purchase price	$153,686
Add: Company transaction costs	3,831
Aggregate purchase price	$157,517

B-6

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Year Ended December 31, 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The preliminary aggregate purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of December 31, 2017:

Cash	$928
Amounts receivable	86
Prepaid expenses	33
Reclamation deposit	250
Property, plant and equipment	1,657
Mineral properties	160,226
Accounts payable and accrued liabilities	(4,790)
Deferred premium on flow-through shares	(701)
Decommissioning and restoration liability	(172)
Total net identifiable asset acquired	$157,517

The final purchase price and allocation to the acquired assets and assumed liabilities will ultimately be determined as of the date of the closing of the Transaction.

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following assumptions and adjustments are used to give the effect that the Transaction had occurred on January 1, 2017:

a)	An adjustment to mineral properties of approximately $159,623 as of December 31, 2017 to reflect the estimated fair value of the acquired mineral properties;
b)	An adjustment to reflect the issuance of 49,737,307 common shares of Mountain Province at $3.09 per common share in connection with the acquisition of 100% of the outstanding shares of Kennady as shown in note six;
c)	An adjustment to eliminate the historical Kennady shareholders’ equity;
d)	An adjustment for estimated Transaction costs of $3,942 incurred by Kennady prior to Transaction, which includes items such as change in control payments, legal fees, the cost of a fairness of opinion etc.;
e)	An adjustment for the Transaction costs incurred by the Company, estimated as $3,831;
f)	An adjustment to eliminate management fee revenue of Mountain Province and management fee expenses of Kennady.

6.	PRO FORMA SHARE CAPITAL

	December 31, 2017
	Number (000's)	Amount
Company common shares outstanding	160,254	$475,624
Company common shares issued under the Transaction	49,737	153,688
Total	209,991	$629,312

B-7

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Year Ended December 31, 2017
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

7.	PRO FORMA LOSS PER SHARE

For the year ended December 31, 2017:	(000's)
Company weighted average number of common shares outstanding - basic	160,190
Company weighted average number of common shares outstanding - diluted	161,024
Adjustment for company common shares to be issued under the Transaction	49,737
Pro forma weighted average common shares outstanding - basic	209,927
Pro forma weighted average common shares outstanding - diluted	210,761
Pro forma company loss attributable to common shareholders	$(2,707)
Pro forma loss per share - basic	$(0.01)
Pro forma loss per share - diluted	$(0.01)

B-8